UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)
Fresenius Medical Care AG

(Name of Subject Company (issuer))
Fresenius Medical Care AG (issuer)
Fresenius Medical Care AG & Co KGaA (issuer)

(Names of Filing Persons (identifying status as offeror, issuer or other person))
Preference Shares without par value

(Title of Class of Securities)
358029 20 5

(CUSIP Number of Class of Securities)

Dr. Ben J. Lipps Fresenius Medical Care Holdings, Inc. 95 Hayden Avenue Lexington, MA 02420 781-402-9000	With a copy to: Charles F. Niemeth, Esq. Baker & McKenzie LLP 1114 Avenue of the Americas New York NY 10036 212 626-4100

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee

An original Transaction valuation of $624,289,485.94 (estimated solely for the purpose of computing the amount of the filing fee pursuant to Rule 0-11 under the Exchange Act) for the acquisition of up to 6,954,322 preference shares in the offer was based on the sum of (i) a price of €65.45 per preference share of Fresenius Medical Care AG sought in the offer, plus (ii) the conversion premium of €9.75 per preference share payable by tendering shareholders. The price per preference share is based on a market value of €65.45 per preference share, calculated pursuant to Rule 0-11(a)(4) by taking the average of the high and low prices of the preference shares as reported on the Frankfurt Stock Exchange on October 4, 2005. The price per preference share was converted into U.S. dollars based on an exchange rate of €1.00 equals U.S.$1.1938, the Noon Buying Rate on October 4, 2005. A filing fee of $73,478.87 reflecting such transaction valuation was paid on October 7, 2005. On December 23, 2005, the number of preference shares to be sought in the offer was increased by 350,000 shares and an additional filing fee of $3,775.05 was paid, based on a price of €85.31 per preference share (including the €9.75 per share conversion premium) and an exchange rate of €1.00=$1.1816.
$77,253.92
*Set forth the amount on which the filing fee is calculated and state how it was determined.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     Amount Previously Paid: $73,478.87 on October 7, 2005; $3,775.05 on December 23, 2005
     Form or Registration No.: 333-128899
     Filing Parties: Fresenius Medical Care AG; Fresenius Medical Care KGaA
     Date Filed: October 7, 2005 and December 23, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

     Preliminary Note: This Schedule TO relates to the offer (the “Conversion Offer”) by Fresenius Medical Care AG (“FMC AG”) to U.S. holders of its non-voting preference shares (including preference shares represented by American Depositary Shares) to convert their shares into ordinary shares. Upon completion of the Conversion Offer and registration by the Commercial Register in Hof an der Saale, Germany, of the conversion of FMC AG’s preference shares into ordinary shares, FMC AG will undergo a transformation of legal form under German law from a German stock corporation into a German partnership limited by shares, to be called Fresenius Medical Care AG & Co. KGaA (“FMC KGaA”). The information required by Schedule TO is incorporated by reference from the final prospectus dated January 4, 2006 constituting a part of the Registration Statement on Form F-4 (Registration No. 333-128899) filed by FMC AG and FMC KGaA and declared effective on January 4, 2006, including the periodic reports of FMC AG incorporated into the prospectus, as more fully set forth below, as supplemented by the prospectus supplement dated January 26, 2006 (as so supplemented, the “Prospectus”). Paragraph numbers referred to in each Item below refer to the paragraph numbers of the provisions of Regulation M-A referenced in such Items.
     The Conversion Offer expired on February 3, 2006. The Company received and has accepted tenders of a total of 26,629,422 preference shares (including 2,099,847 preference shares represented by ADSs) for conversion into ordinary shares pursuant to the Conversion Offer.
     This Amendment No. 2 constitutes The Company's report of the results of the Conversion Offer pursuant to Rule 13-4(c)(4).

Item 1.	Summary Term Sheet
      Not applicable. Information will be disclosed to security holders pursuant to a prospectus meeting the requirements of Rule 421 under the Securities Act of 1933, as amended.

Item 2.	Subject Company Information
      (a) Incorporated by reference to the information set forth under the caption “Summary — The Company” in the Prospectus.
      (b) Incorporated by reference to the information set forth in the Prospectus under the caption “Description of the Shares of the Company.”
      (c) Incorporated by reference to the information set forth in Item 9 in the amended Annual Report on Form 20-F/A of FMC AG for the year ended December 31. 2004 (the “FMC AG 2004 20-F/A”).

Item 3.	Identity and Background of Filing Person
      The filing person is the subject company. The additional information required by Instruction C to Schedule TO is incorporated by reference to the information set forth in Items 6A and 7A in the FMC AG 2004 20-F/A. The business address and telephone number of each of the persons identified in such Items is c/o Fresenius Medical Care AG, Else-Kröner Strasse 1, 61352 Bad Homburg v.d.H., Germany.

Item 4.	Terms of the Transaction
      (a) Incorporated by reference to the information set forth under the caption “The U.S. Offer” in the Prospectus.
      (b) There are no arrangements for the purchase of any preference shares from any officer, director or affiliate of FMC AG. Such persons may participate in the Conversion Offer on the same terms as other holders of Preference Shares.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements
      (e) Incorporated by reference to the information set forth under the caption “Description of the Proposed Pooling Arrangements” in the Prospectus.

Item 6.	Purposes of the Transaction and Plans or Proposals
      (a) Incorporated by reference to the information in the Prospectus set forth under the caption “The Conversion and Transformation; Effects.”

      (b) Not applicable
      (c) Incorporated by reference to the information in the Prospectus set forth under the caption “The Conversion and Transformation; Effects.”

Item 7.	Source and Amount of Funds or Other Consideration
      (a) Not applicable
      (b) Not applicable
      (c) Incorporated by reference to the information in the Prospectus set forth under the caption “The Conversion and Transformation; Effects — Accounting Treatment — Transformation of Legal Form.”

Item 8.	Interest in Securities of the Subject Company
      (a) Incorporated by reference to the information set forth in the Prospectus under the caption “Interest of Certain Persons in the Conversion and Transformation — Interest of Fresenius AG” and in Item 7E of the FMC AG 2004 20-F/A.
      (b) Neither FMC AG nor FMC KGaA has effected any transactions in the preference shares during the 60 days preceding commencement of the Conversion Offer other than, in the case of FMC AG, issuance of preference shares upon the exercise of employee stock options and issuance of options to purchase preference shares. The information in the Prospectus under the caption “Interest of Certain Persons in the Conversion and Transformation: Recent Transactions in our Preference Shares” and in the Prospectus supplement dated January 26, 2006 is incorporated herein by reference.

Item 9.	Persons/ Assets, Retained, Employed, Compensated or Used
      (a) Incorporated by reference to the information set forth in the Prospectus under the caption “The U.S. Offer — Fees and Expenses”

Item 10.	Financial Statements
      (a) Incorporated by reference to the information set forth in Item 18 of the FMC AG 2004 20-F/A and Part I, Item 1 of FMC AG’s Report on Form 6-K furnished to the SEC on November 3, 2005.
      (b) Not applicable.
      (c) Incorporated by reference to the information set forth in the Prospectus under the caption “Summary — Summary Consolidated Financial Information.”

Item 11.	Additional Information
      (a)(1) Incorporated by reference to the information set forth in the Prospectus under the caption “Interest of Certain Persons in the Conversion and Transformation.”
      (a)(2) Incorporated by reference to the information set forth in the Prospectus under the captions “The U.S. Offer — Conditions to the U.S. Offer” and “Stock Exchange Listing and Trading.”
      (a)(3) Not Applicable
      (a)(4) Not Applicable
      (a)(5) Incorporated by reference to the information set forth in the Prospectus under the caption “The Conversion and Transformation; Effects — Settlement of the Proceedings to Set Aside the Resolutions of the Extraordinary General Meeting of August 30, 2005.”

Item 12.	Exhibits
      (a)(1) Form of letter of transmittal (previously filed)

      (a)(4)(i)  Prospectus dated January 4, 2006 (incorporated by reference to the final prospectus dated January 4, 2006 of FMC AG and FMC KGaA (Registration No. 333-128899) filed January 6, 2006).
      (a)(4)(ii) Prospectus supplement dated January 26, 2006 (incorporated by reference to the Prospectus supplement dated January 26, 2006 of FMC AG and FMC KGaA (Registration No. 333-128899) filed January 26, 2006).
      (b) Not applicable
      (d) Form of Pooling Agreement to be entered into among Fresenius AG, Fresenius Medical Care AG, Fresenius Medical Care Management AG (for itself and as general partner of Fresenius Medical Care AG & Co. KGaA), and the independent directors of Fresenius Medical Care AG & Co. KGaA. (Incorporated by reference to Exhibit 4.3 to Amendment No. 2 to the Registration Statement on Form F-4 of Fresenius Medical Care AG, Registration No. 333-124759, filed July 1, 2005).
      (g) Not applicable
      (h)(1)Tax Opinion of Nörr Stiefenhofer Lutz dated January 4, 2006 (incorporated by reference to Exhibit 8.1 to Amendment No. 3 to the Registration Statement on Form F-4 (Registration No. 128899) filed January 4, 2006).
      (h)(2)Tax Opinion of O’Melveny & Myers LLP dated January 4, 2006 (incorporated by reference to Exhibit 8.2 to Amendment No. 3 to the Registration Statement on Form F-4 (Registration No. 128899) filed January 4, 2006).
      99.1 Press release issued February 8, 2006 (Incorporated by reference to Exhibit 99.1 to the Form 6-K furnished by Fresenius Medical Care AG to the Commission on February 8, 2006.

Item 13.	Information Required by Schedule 13E-3
      Not Applicable

SIGNATURES
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FRESENIUS MEDICAL CARE AG

By:	/s/ Dr. Ben J. Lipps

Dr. Ben J. Lipps
Chairman of the Management Board
Chief Executive Officer

By:	/s/ Mats Wahlstrom

Name: Mats Wahlstrom
Title: Co-Chief Executive Officer,
Fresenius Medical Care North
America, President “Medical
Services” and Member of the
Management Board

Dated: February 9, 2006

FRESENIUS MEDICAL CARE MANAGEMENT AG, as general partner of Fresenius Medical Care AG & Co. KGaA, a partnership limited by shares to be created upon the transformation of legal form of Fresenius Medical Care AG

By:	/s/ Lawrence Rosen

Lawrence Rosen
Member of the Management Board

Dated: February 9, 2006

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